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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                               AT HOME CORPORATION
                        --------------------------------
                                (Name of Issuer)

                SERIES A COMMON STOCK, PAR VALUE $0.01 PER SHARE
                ------------------------------------------------
                         (Title of Class of Securities)

                                    045919101
                               -------------------
                                 (CUSIP Number)


                             MARILYN J. WASSER, ESQ.
                       VICE PRESIDENT -- LAW AND SECRETARY
                                   AT&T CORP.
                             295 NORTH MAPLE AVENUE
                            BASKING RIDGE, N.J. 07920
                                 (908) 221-2000
              -----------------------------------------------------
                  (Name, Address and Telephone Number of Person
                                   Authorized
                     to Receive Notices and Communications)


                                  MARCH 9, 1999
          ------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [ ].

                               Page 1 of 19 Pages


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


                                  SCHEDULE 13D

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    CUSIP No. 045919101                                    Page 2 of 19 Pages

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   1          NAME OF REPORTING PERSON
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                    AT&T CORP.
                    I.R.S. IDENTIFICATION NO. 13-4924710
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   2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a) [ ]
                                                                      (b) [x]

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   3          SEC USE ONLY                                                [ ]

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   4          SOURCE OF FUNDS
                    WC, OO

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   5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) OR 2(e)                              [ ]
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   6          CITIZENSHIP OR PLACE ORGANIZATION
                    New York
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               7
                    SOLE VOTING POWER
                         -0-

  NUMBER OF

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               8

   SHARES          SHARED VOTING POWER*
                         47,260,000

BENEFICIALLY

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               9

  OWNED BY         SOLE DISPOSITIVE POWER
                         -0-

    EACH

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               10

  REPORTING        SHARED DISPOSITIVE POWER*
                         47,260,000

 PERSON WITH

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     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                          47,260,000

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     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES                                                      [ ]
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     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)**
                    39.1%

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     14       TYPE OF REPORTING PERSON
                    CO


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* Excludes shares held by other parties to the Stockholders' Agreement (See Item
6 hereof).
** Assumes conversion of all 15,400,000 shares of Series B Common
Stock of the Issuer beneficially owned by the Reporting Person into shares of Series A Common Stock. Because each share of Series B Common Stock generally is entitled to ten votes per share while each share of Series A Common Stock of the Issuer and Series K Common

Stock of the Issuer is entitled to one vote per share, the Reporting Person may be deemed to beneficially own equity securities of the Issuer representing approximately 71.0% of the outstanding voting power of the Issuer.


                                     3 of 19
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ITEM 1.     SECURITY AND ISSUER.

     This Statement on Schedule 13D (this "Schedule 13D") relates to shares of Series A common stock, par value $0.01 per share (the "Series A Common Stock"), of At Home Corporation, a Delaware corporation ("@Home" or the "Issuer"). The Issuer's principal executive offices are located at 425 Broadway Street, Redwood City, CA 94063.

     Pursuant to Rule 13d-3 under the Exchange Act, this Schedule 13D also relates to the shares of Series A Common Stock issuable upon conversion of shares of the Series B Common Stock, par value $.01 per share ("Series B Common Stock"), and the Series K Common Stock, par value $.01 per share (the "Series K Common Stock", and collectively with the Series A Common Stock and the Series B Common Stock, the "Common Stock"), of @Home.

     Tele-Communications, Inc. ("TCI"), a wholly owned subsidiary of AT&T Corp. ("AT&T"), together with certain other holders of shares of Series A Common Stock referred to herein that are parties to the Amended and Restated Stockholders' Agreement, dated as of July 16, 1997, as amended (the "Stockholders' Agreement"), may constitute a "group" for purposes of Rule 13d-5 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), with respect to their respective beneficial ownership of the shares of Series A Common Stock. The filing of this Schedule 13D shall not constitute an admission that AT&T or TCI and such persons constitute a "group" for purposes of Rule 13d-5 under the Exchange Act.

     Holders of Series A Common Stock and Series K Common Stock are entitled to one vote for each share held, and holders of Series B Common Stock are entitled to ten votes for each share held, on all matters presented to stockholders, except as otherwise provided in the Fourth Amended and Restated Certificate of Incorporation of @Home (the "@Home Charter"). Each share of Series B Common Stock and Series K Common Stock is convertible, at the option of the holder, into one share of Series A Common Stock. Shares of Series A Common Stock are not convertible into shares of Series B Common Stock or Series K Common Stock. All other rights and privileges of the Series A Common Stock, Series B Common Stock and Series K Common Stock are identical, except that: (i) so long as there are at least 5,000,000 shares of Series B Common Stock outstanding, the holders of Series B Common Stock (all of which are held by a subsidiary of TCI), voting separately as a single series, have the right to elect five directors (the "Series B Directors") to the Board of Directors of @Home (the "Board"); and (ii) so long as the holders of Series B Common Stock are entitled to elect any Series B Directors, the holders of Series A Common Stock, voting separately as a single series, have the right to elect two directors (the "Series A Directors"), each of whom is not an officer (other than any Vice Chairman) or employee of @Home and is not an affiliate or associate of TCI, Comcast Corporation ("Comcast") or Cox Communications, Inc. ("Cox").

ITEM 2.     IDENTITY AND BACKGROUND.

     This Schedule 13D is being filed by AT&T, a New York corporation. AT&T is among the world's communications leaders, providing voice, data and video telecommunications services to large and small businesses, consumers and government entities. AT&T and its subsidiaries furnish regional, domestic, international, local and Internet communication transmission services, including cellular telephone and other wireless services, and cable television services. The principal executive offices of AT&T are located at 32 Avenue of the Americas, New York, New York 10013-2412.

                                     4 of 19
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     The name, business address, present principal occupation or employment and citizenship of each director and executive officer of AT&T is set forth in
Schedule I hereto and is incorporated herein by reference.

     During the last five years, neither AT&T, nor, to the knowledge of AT&T, any of the persons listed on Schedule I hereto, (1) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(2) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     AT&T succeeded to the beneficial ownership of the shares of Series A Common Stock and shares of Series B Common Stock reported herein as a result of the merger (the "Merger") of Italy Merger Corp., a wholly owned subsidiary of AT&T, with and into TCI. TCI had previously filed a Statement on Schedule 13D reporting beneficial ownership of such shares of Series A Common Stock and Series B Common Stock, which at that time were attributed to TCI's TCI Ventures Group.

     In the Merger, among other things, (i) TCI became a wholly owned subsidiary of AT&T, (ii) the businesses and assets of TCI's Liberty Media Group and TCI's TCI Ventures Group were combined and (iii) the holders of TCI's TCI Group common stock received in exchange for their shares common stock of AT&T and the holders of TCI's Liberty Media Group common stock and TCI's TCI Ventures Group common stock received in exchange for their shares a new class of common stock of AT&T intended to reflect the results of the combined Liberty Media Group and TCI Ventures Group. In connection with the Merger, certain assets, including the shares of Series A Common Stock and Series B Common Stock now beneficially owned by AT&T, were transferred (the "Asset Transfers") from the TCI Ventures Group to the TCI Group in exchange for $5.461 billion in cash. AT&T provided a $5.461 billion inter-company loan to TCI to fund the payment in connection with the Asset Transfers. AT&T obtained the $5.461 billion used to make the inter-company loan to TCI from its working capital.

     The foregoing summary is qualified in its entirety by reference to the text of the Agreement and Plan of Restructuring and Merger, dated as of June 23, 1999, among AT&T, Italy Merger Corp. and TCI and the description of the Merger and the related transactions set forth in the AT&T/TCI Proxy Statement/Prospectus (the "AT&T/TCI Proxy Statement/Prospectus") that forms a part of the Registration Statement on Form S-4 (File No. 333-70279) of AT&T filed on January 8, 1999, each of which are filed as Exhibits hereto and are hereby incorporated by reference herein in their entirety. All capitalized terms used in the foregoing summary but not defined herein shall have the meanings given to them in the AT&T/TCI Proxy Statement/Prospectus.

     TCI acquired such shares of Series A Common Stock and Series B Common Stock as follows.

     TCI and Kleiner, Perkins, Caufield and Byers ("KPCB") founded @Home in August 1995. In connection with the initial capitalization of @Home, TCI purchased 770,000 shares of @Home's Series T Preferred Stock ("Series T Preferred Stock") for an aggregate purchase price of $7,700,000. TCI subsequently purchased an additional 770,000 shares of Series T Preferred Stock in May 1996 for an aggregate purchase price of $7,700,000. In August 1996, TCI purchased 783,000 shares of @Home's Series AT Preferred Stock ("Series AT


                                     5 of 19
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Preferred Stock") for an aggregate purchase price of $7,830,000 and exchanged
770,000 shares of Series T Preferred Stock with @Home for 770,000 additional shares of Series AT Preferred Stock. TCI acquired 31,060,000 of the shares of Series A Common Stock and all of the shares of Series B Common Stock now beneficially owned by AT&T upon conversion of all of the shares of Series T Preferred Stock and Series AT Preferred Stock beneficially owned by TCI. Such conversion was effected pursuant to the @Home Charter in connection with @Home's initial public offering of its Series A Common Stock, which offering was consummated on July 16, 1997. Such conversion did not require the payment of any additional consideration by TCI.

     In August 1998, TCI purchased 800,000 shares of Series A Common Stock in a registered offering of @Home for an aggregate purchase price of $36,900,000. Such purchase price for the Series A Common Stock was obtained from working capital of TCI.

ITEM 4.     Purpose of the Transaction.

     AT&T currently holds its interest in the Issuer for investment purposes. Except as set forth herein, neither AT&T nor, to the best of its knowledge, any of its executive officers, directors or controlling persons has any current plan or proposal which relates to or would result in: (i) any acquisition by any person of additional securities of the Issuer, or any disposition of securities of the Issuer, (ii) any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;
(iii) any sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (iv) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (v) any material change in the present capitalization or dividend policy of the Issuer;
(vi) any other material change in the Issuer's business or corporate structure;
(vii) any changes in the Issuer's charter, by-laws, or other instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (viii) any delisting from a national securities exchange or any loss of authorization for quotation in an inter-dealer quotation system of a registered national securities association of a class of securities of the Issuer; (ix) any termination of registration pursuant to section 12(g)(4) of the Securities Exchange Act of 1934, as amended, of a class of equity securities of the Issuer; or (x) any action similar to any of those enumerated above.

     Notwithstanding the foregoing, AT&T may determine to change its investment intent with respect to the Issuer at any time in the future. In reaching any conclusion as to its future course of action, AT&T will take into consideration various factors, such as the Issuer's business and prospects, other developments concerning the Issuer, other business opportunities available to AT&T, developments with respect to the business of AT&T, and general economic and stock market conditions, including, but not limited to, the market price of the Common Stock of the Issuer. AT&T reserves the right, based on all relevant factors, to acquire additional shares of the Common Stock of the Issuer in the open market, in privately negotiated transactions or from the Issuer, including pursuant to the exercise of preemptive rights under the Stockholders' Agreement, to dispose of all or a portion of its holdings of shares of the Common Stock of the Issuer, or to change its intention with respect to any or all of the matters referred to in this Item. In particular, in light of the Issuer's proposed acquisition of Excite, Inc. ("Excite") and other transactions that may dilute AT&T's percentage ownership interest, AT&T is evaluating the possibility of acquiring additional shares of the Issuer if necessary to maintain its ownership of a majority of the Issuer's voting power.

                                     6 of 19

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER.

     (a) Based upon the information set forth in the Excite Merger Agreement (as defined in Item 6 hereof), as of January 15, 1999, there were outstanding 105,329,712 shares of Series A Common Stock, 15,400,000 shares of Series B Common Stock and 2,609,707 shares of Series K Common Stock. AT&T currently beneficially owns 31,860,000 shares of Series A Common Stock and 15,400,000 shares of Series B Common Stock. As of the date hereof and assuming the conversion into Series A Common Stock of all shares of Series B Common Stock held by AT&T, AT&T beneficially owns an aggregate of 47,260,000 shares of Series A Common Stock, or approximately 39.1% of the shares of Series A Common Stock deemed outstanding (assuming such conversion of Series B Common Stock, but without giving effect to any conversion of shares of Series K Common Stock).
The shares of Series A Common Stock beneficially owned by AT&T constitute approximately 30.2% of the outstanding shares of Series A Common Stock (without giving effect to the conversion of shares of Series B Common Stock or Series K Common Stock). The shares of Series B Common Stock beneficially owned by AT&T constitute 100% of the outstanding shares of Series B Common Stock. To the knowledge of AT&T, none of the persons listed on Schedule I hereto beneficially owns any shares of Common Stock other than as set forth herein or as listed on
Schedule I hereto.

     Because of the voting power attributable to the Series B Common Stock beneficially owned by AT&T, together with the Series A Common Stock beneficially owned by AT&T, the Common Stock beneficially owned by AT&T constitutes approximately 71.0% of the outstanding voting power of @Home. The foregoing includes the voting power attributable to the Series K Common Stock but does not give effect to the proposed issuance of shares of Series A Common Stock in the Excite Merger.

     John C. Malone, a member of the Board of Directors of AT&T, beneficially owns 27,475 shares of Series A Common Stock, which shares represent less than 1% of the 105,329,712 shares of Series A Common Stock outstanding as of January 15, 1999.

     (b) To the extent the Stockholders (as defined in Item 6 hereof) are considered to be a "group" for purposes of Rule 13d-5 of the Exchange Act, each Stockholder may be deemed to have shared voting and dispositive power over the shares owned by each other Stockholder. To the best of AT&T's knowledge, Cablevision Systems Corporation "Cablevision") beneficially owns 10,946,936 shares of Series A Common Stock (represented by warrants to purchase such shares), Comcast beneficially owns 14,557,300 shares of Series A Common Stock, Cox beneficially owns 14,557,300 shares of Series A Common Stock, and certain affiliates of KPCB (the "KPCB Affiliates") beneficially own 1,609,707 shares of Series K Common Stock. To the extent that TCI, Cablevision, Comcast, Cox and the KPCB Affiliates are considered to be a "group" for purposes of this Schedule 13D, and assuming the conversion into Series A Common Stock of all shares of Series B Common Stock beneficially owned by AT&T and all shares of Series K Common Stock owned by the KPCB Affiliates, and the exercise by Cablevision of its warrants, such group would beneficially own an aggregate of 88,931,243 shares of Series A Common Stock, or approximately 66.2% of all shares of Series A Common Stock deemed outstanding.

     To the knowledge of AT&T, Dr. Malone has the sole power to vote, or to direct the voting of, the shares of Series A Common Stock beneficially owned by him. To the knowledge of AT&T, Dr. Malone has the sole power to dispose of, or to direct the disposition of, the shares of Series A Common Stock beneficially owned by him.

     (c) Except for the securities of the Issuer acquired in connection with the Merger described in Item 3 hereof, neither AT&T nor, to the knowledge of AT&T, any of the persons listed on Schedule I hereto, has executed transactions in the Common Stock of the Issuer during the past sixty (60) days.

     (d) There is no person that has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by AT&T.

     To the knowledge of AT&T, there is no person that has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Series A Common Stock beneficially owned by Dr. Malone.

     (e) Not applicable.


                                     7 of 19

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     In connection with the proposed acquisition of Excite by @Home (the "Excite Merger"), the subsidiary of TCI which is the record owner of all shares of Common Stock now beneficially owned by AT&T ("TCI Sub"), @Home and Excite entered into a voting agreement, dated as of January 19, 1999 (the "Voting Agreement"). The Voting Agreement was entered into in connection with the execution and delivery of the Agreement and Plan of Reorganization (the "Excite Merger Agreement") among @Home, Excite and Countdown Acquisition Corp., a wholly owned subsidiary of @Home.

     Pursuant to the Voting Agreement, TCI Sub has agreed to vote all Shares (as defined in the Voting Agreement) in favor of (i) @Home's issuance of shares of Series A Common Stock in connection with the Excite Merger and (ii) an amendment to the @Home Charter increasing the number of authorized shares of Series A Common Stock from 200 million to 233 million, reducing the number of authorized shares of Series K Common Stock to an amount equal to the number of such shares currently outstanding, and making corresponding changes to the number of authorized shares of capital stock and Common Stock (the "@Home Proposals"). The Voting Agreement also contains restrictions on TCI's ability to Transfer (as defined in the Voting Agreement) shares of Common Stock. Such restrictions on Transfer are subject to certain exceptions. The Voting Agreement will terminate upon the first to occur of: (i) September 30, 1999; (ii) the consummation of the Excite Merger; (iii) the termination of the Excite Merger Agreement; (iv) the failure of Excite's stockholders to approve the Excite Merger Agreement at the first meeting of such stockholders at which such matter is considered; and (v) breach of any of the corresponding voting agreements entered into by certain of Excite's stockholders. Approval of each of the @Home Proposals requires the affirmative vote of the holders of a majority of the outstanding voting power of @Home. Because AT&T holds shares having a majority of such voting power, the effect of the Voting Agreement is to insure (subject to the terms and conditions of the Voting Agreement) stockholder approval of each of the @Home Proposals.

     Also in connection with the Excite Merger, TCI and AT&T entered into a letter agreement (the "Excite Letter Agreement") in which AT&T consented to TCI Sub's execution of the Voting Agreement and agreed that it would not intentionally take any action (or fail to take any action) following the Merger which would result in a TCI Change of Control (as defined in the Master Distribution Agreement) by virtue of a change in the composition of a majority of TCI's Board of Directors within one year following the Merger. A majority of the pre-Merger members of TCI's Board of Directors are members of the post-Merger TCI Board of Directors.

     The foregoing descriptions of the Excite Merger Agreement, the Voting Agreement and the Excite Letter Agreement are each qualified in their entirety by reference to the text of such agreements, which are attached as Exhibits hereto and incorporated herein by reference in their entirety.

     Each of TCI and KPCB purchased equity securities of @Home in connection with its initial capitalization. In August 1996, affiliates of Comcast and Cox purchased equity securities of @Home and entered into the Stockholders' Agreement with TCI, KPCB and @Home regarding the ownership of equity securities of @Home. @Home and TCI, Comcast, Cox, the KPCB Affiliates and certain of their respective affiliates are parties to the Stockholders' Agreement, which provides for, among other things, certain voting agreements, restrictions on transfer of @Home securities, rights of first offer, tag-along and drag-along rights and preemptive rights.


                                     8 of 19
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     On October 2, 1997, @Home, TCI, Comcast, Cox and KPCB entered into an agreement (as amended as of October 10, 1997, the "Cablevision Letter Agreement") with Cablevision pursuant to which @Home issued to Cablevision warrants to purchase up to 10,946,936 shares of Series A Common Stock at an exercise price of $.50 per share, subject to adjustment. Of these warrants, warrants to purchase 7,875,784 shares are immediately exercisable (the "Exercisable Warrants") and warrants to purchase 3,071,152 shares will become exercisable upon the consummation of certain transfers of cable television systems by TCI to Cablevision (the "Contingent Warrants", and together with the Exercisable Warrants, the "Warrants"). Pursuant to the Cablevision Letter Agreement, the parties have agreed that Cablevision shall have all of the rights, and shall be subject to the same obligations, as TCI, Comcast and Cox under (i) the Stockholders' Agreement, subject to certain exceptions, (ii) a related registration rights agreement and (iii) certain other agreements among TCI, Comcast, Cox and @Home relating to the distribution of @Home's Internet service. The foregoing descriptions of the Cablevision Letter Agreement and the Warrants are each qualified in their entirety by reference to the text of such documents, which are attached as Exhibits hereto and incorporated herein by reference in their entirety.

     By virtue of the rights and obligations set forth in the Stockholders' Agreement applicable to the ownership, disposition and voting of shares of Common Stock owned by each of the parties thereto, such parties may be deemed to constitute a "group" as provided in Rule 13d-5 under the Exchange Act. As a result, TCI may be deemed to be a member of a "group" which includes Cablevision, Comcast, Cox and KPCB.

     The Stockholders' Agreement provides that the subsidiaries of TCI, Cablevision, Comcast and Cox and the KPCB Affiliates owning Common Stock (each, a "Stockholder") will vote all of its shares of voting stock of @Home in favor of any action required by the Stockholders' Agreement, including the election to the Board of the Chief Executive Officer of @Home, and that any holder of shares of Series B Common Stock (all of which are currently owned by a subsidiary of TCI) will vote all such shares in favor of the election of certain designees of TCI, Comcast and Cox to the Board as Series B Directors as follows: Comcast will be entitled to designate one director so long as it owns at least 5,000,000 shares of Common Stock; Cox will be entitled to designate one director so long as it owns at least 5,000,000 shares of Common Stock; and TCI will be entitled to designate three directors so long as it owns at least 7,700,000 shares of Series B Common Stock, two directors so long as it owns at least 6,350,000 shares of Series B Common Stock and one director so long as it owns at least 5,000,000 shares of Series B Common Stock. In addition, the parties have agreed to vote all of their shares in favor of the election of one designee of Cablevision to the Board as a Common Stock Director upon Cablevision's request to have such a representative on the Board. Cablevision's right to designate a director will terminate at such time as Cablevision ceases to own at least 5,000,000 shares of Common Stock, on a fully diluted basis assuming all outstanding Warrants have been exercised.

     The Stockholders' Agreement, with certain exceptions, restricts transfers of @Home securities by TCI, Cablevision, Comcast and Cox (each, a "Cable Stockholder") and by the KPCB Affiliates, until June 4, 2006. Such restrictions on transfer cease to apply to the KPCB Affiliates following an interim or liquidating distribution of @Home securities owned by such KPCB Affiliate to the partners of such KPCB Affiliate. To the extent transfers of Series B Common Stock and Series K Common Stock are permitted, the holders of such shares generally must convert them to Series A Common Stock prior to consummating such transfers. Each Cable Stockholder is permitted to sell its Series A Common Stock in the public market if it first offers to each other Cable Stockholder the right of first offer to purchase such securities. The restrictions on transfer do not apply to a transfer of @Home securities that would result in an unaffiliated third party acquiring a majority of the voting stock of @Home (a "Control Block




                                     9 of 19
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Sale"). In the event of a Control Block Sale, all Stockholders that continue to own at least 25% of @Home securities they originally purchased on or before August 1, 1996 (or, in the case of Cablevision, 25% of the Warrants that are or become exercisable, together with shares issued upon the exercise thereof) (the "Eligible Stockholders") will be permitted to participate in the Control Block Sale by selling a pro rata portion of their @Home securities to the third party. If any group of Stockholders consisting of TCI and any three other Eligible Stockholders (subject to adjustment) proposes to make a Control Block Sale, that group will have the right to require the other Stockholders to sell a pro rata portion of their @Home securities to the third party in the Control Block Sale.

     The Stockholders' Agreement provides that, if the number of homes passed by a Cable Stockholder's cable systems that remain subject to the exclusivity provisions of the Master Distribution Agreement applicable to each Cable Stockholder (together with any systems that have been released from such provisions due to @Home's failure to meet the rollout schedule) falls below 80% of the Cable Stockholder's base homes passed as of June 4, 1996 (or, in the case of Cablevision, as specified to @Home in connection with the issuance of the Warrants to it), then such Cable Stockholder must offer to sell a proportionate amount of its @Home securities to the other Stockholders at a price equal to the average closing price of the Series A Common Stock over the most recent 20 trading days preceding the event.

     The Stockholders' Agreement gives each Eligible Stockholder the preemptive right to purchase a pro rata portion of any new securities offered by @Home, other than securities issued pursuant to a public offering, securities issued pursuant to any incentive plan or agreement for the benefit of @Home's employees, directors or consultants, securities issued by @Home in connection with an acquisition, and securities issued in exchange for interests in a joint venture or other business combination.

     The Stockholders' Agreement will terminate on the earliest of (i) June 4, 2021, (ii) when there are no Eligible Stockholders and no Cable Stockholders subject to exclusivity obligations under the Master Distribution Agreement,
(iii) a merger in which @Home is not the surviving entity or (iv) when there are no shares of Common Stock of @Home outstanding.

     The @Home Charter provides that the Board shall consist of not less than three and not more than 17 directors, with the exact number to be specified by the Series B Committee (as defined below) or the Board. The Board currently consists of 12 directors. Under the @Home Charter, the holders of the Series B Common Stock, all of which is held by a subsidiary of TCI, have the right to elect five members of the Board (the "Series B Directors"). The Series B Directors currently consist of (i) C. Michael Armstrong, Leo J. Hindery, Jr. and John C. Petrillo, each of whom is an officer of AT&T and each of whom is an AT&T designee, (ii) Brian Roberts, who is the President of Comcast and the Comcast designee, and (iii) David M. Woodrow, who is an officer of Cox and the Cox designee. In addition, John C. Malone, a member of the Board of Directors of AT&T, is a Common Stock Director. So long as the holders of Series B Common Stock are entitled to elect any Series B Director, the holders of Series A Common Stock have the right to elect two directors (the "Series A Directors") who are not officers or employees of @Home and are not affiliates or associates of TCI, Comcast or Cox ("Outside Directors"). Messrs. Barksdale and Hearst are the current Series A Directors. Because of its ownership of Series A Common Stock (and without converting any shares of Series B Common Stock to Series A Common Stock), AT&T together with either Comcast or/and Cox has the ability to elect both of the Series A Directors subject to the requirement that they qualify as Outside Directors. The remaining directors are elected by the holders of the Series A Common Stock, Series B Common Stock and Series K Common Stock, voting together as a single class. Because AT&T holds more than 50% of the outstanding voting power of @Home's capital stock, it has the power to elect all of these directors. However, TCI, Cablevision,


                                    10 of 19

Comcast, Cox and KPCB have agreed to vote for the election of the Chief Executive Officer of @Home to the Board. In addition, pursuant to the Rogers and Shaw Voting Agreement (as defined below), TCI, Comcast and Cox have also agreed, subject to certain conditions, to vote for the election to the Board of one representative jointly designated by Rogers Cablesystems, Inc. ("Rogers") and Shaw Communications, Inc. ("Shaw"). In addition, the @Home Charter provides that, so long as TCI owns at least 7,700,000 shares of Series B Common Stock and securities representing a majority of the outstanding voting power of @Home, there will be a committee of the Board (the "Series B Committee") consisting of those Series B Directors who are officers, directors or employees of TCI or any subsidiary of TCI, which shall have the sole power, exercisable at any time, to increase the size of the Board to up to 17 directors (the maximum number of directors specified in the @Home Charter) and to fill any vacancies created by such an increase. Because four of the eleven current directors are directors or officers of AT&T and AT&T, through TCI, has the power, without a meeting of the stockholders, to increase the size of the Board to 17 directors and appoint additional members of the Board, AT&T has the power to appoint a majority of the Board at any time.

     Under the @Home Charter, all actions of the Board must be approved by (i) a majority of the members of the Board present at a meeting at which a quorum is present or the unanimous written consent of all members of the Board and (ii) so long as TCI owns at least 7,700,000 shares of Series B Common Stock and securities representing a majority of the outstanding voting power of @Home, a majority of the Series B Directors. Accordingly, because AT&T has the right to elect three of the five Series B Directors, AT&T has the power to prevent the Board from taking any action that is not approved by its designated Series B Directors. In addition, to the extent that AT&T exercises its power to elect a majority of the entire Board, AT&T will be able to control all Board decisions, subject to the supermajority and unanimous vote requirements and other limitations contained in the @Home Charter.

     In addition, certain actions of the Board require the approval of at least 75% (currently four of five) of the total number of Series B Directors, and certain other actions of the Board require the unanimous approval of all of the Series B Directors. Accordingly, with the current composition of the Board, actions that require supermajority approval cannot be taken without the approval of the Series B Directors designated by AT&T and at least one of the two directors designated by Comcast and Cox, and actions that require unanimous approval cannot be taken without the approval of both of such directors and the Series B Directors designated by AT&T.

     @Home actions that require supermajority approval by the Series B Directors are: (i) a merger, consolidation or other business combination; (ii) the acquisition of assets having a value greater than 20% of the value of @Home's assets; (iii) the disposition of assets having an aggregate value greater than 50% of the value of @Home's assets; (iv) the acquisition by @Home of assets in exchange for capital stock that would constitute more than 16-2/3% of its fully diluted shares (other than a sale of stock solely for cash); (v) the appointment or removal of the Chief Executive Officer of @Home; (vi) voluntary dissolution or liquidation or the initiation of voluntary bankruptcy proceedings; (vii) any amendment of the @Home Charter or the bylaws of @Home, other than the filing of a Certificate of Designation establishing a series of Preferred Stock that does not have certain specified special voting rights; (viii) the creation or issuance of any additional class or series of capital stock having more than one vote per share or entitled to vote as a separate class or series on any matter, subject to certain exceptions; (ix) any increase in the number of shares reserved for issuance to management of @Home in excess of 16,000,000 shares plus an amount equal to the greater of (a) 7.5% of the number of shares issued by @Home after August 1, 1996 and (b) the number of shares the issuance of which would represent a dilution of the fully diluted equity of @Home of 4% per year from August 1, 1996 to the date of such proposed increase; (x) the declaration of dividends on or certain repurchases of equity



                                    11 of 19
securities of a controlled affiliate of @Home; (xi) the adoption of any budget for @Home that does not provide for a substantially pro rata rollout of @Home's services to each of the Cable Stockholders in proportion to the number of qualifying homes passed made available by them to @Home; and (xii) the appointment of any directors to the .Com Committee (as defined in the @Home Charter) other than the current members of the .Com Committee.

     @Home actions that require unanimous approval by the Series B Directors are: (i) any amendments to or modifications of the actions requiring supermajority or unanimous approval of the Series B Directors; (ii) any increase in the number of Series B Directors; (iii) any modifications of the rights of the holders of Series B Common Stock to designate and elect directors; (iv) the appointment of any directors to the .Com Committee other than the Chief Executive Officer of @Home, the other directors who are currently members of the
 .Com Committee and any additional directors elected to the .Com Committee by supermajority vote; and (v) any amendment to the specifications and standards for @Home's service that would require the operator facilities of any affiliate of a Cable Stockholder to be capable of distributing or providing streaming video transmissions that include video segments longer than ten minutes in duration.

     In addition, the @Home Charter specifies certain requirements for the approval of certain transactions between @Home and any holder of more than 5% of the voting power of @Home or any affiliate of such holder.

     Pursuant to a voting agreement entered into with Rogers and Shaw on April 11, 1997 (the "Rogers and Shaw Voting Agreement"), TCI, Comcast and Cox have agreed (i) to use their reasonable best efforts to cause a single representative designated jointly by Rogers and Shaw to be nominated for election to the Board and an additional representative designated jointly by Rogers and Shaw to be afforded the right to attend all meetings of the Board as a nonvoting observer and (ii) to vote all voting securities of @Home controlled by them in favor of election of the designee of Rogers and Shaw to the Board. The Rogers and Shaw Voting Agreement will terminate on the earlier to occur of the date that (i) neither Rogers nor Shaw continues to offer the Wave@Home service on an exclusive basis or (ii) Rogers and Shaw together with their controlled affiliates cease to own at least 2,000,000 shares of Series A Common Stock plus either an additional 500,000 shares of Series A Common Stock or warrants to purchase an additional 500,000 shares of Series A Common Stock.

     The foregoing descriptions of the Stockholders' Agreement (as modified by the Cablevision Letter Agreement), the @Home Charter and the Rogers and Shaw Voting Agreement are qualified in their entirety by reference to the text of such documents, which are filed as Exhibits hereto and are hereby incorporated by reference herein in their entirety.

     As a result of the voting power associated with the shares of Common Stock held by TCI and TCI's rights, as the sole holder of the Series B Common Stock, under the @Home Charter, AT&T, through TCI, may be deemed to control @Home or share control of @Home with the other parties to the Stockholders' Agreement. To the extent that AT&T is deemed to "control" @Home, such control is limited in that, pursuant to the @Home Charter, any plans or proposals relating to significant corporate transactions affecting @Home of the type specified in the @Home Charter would be required to be approved by a supermajority vote (currently four out of the five Series B Directors (of which three such directors are officers of AT&T )) or unanimous vote of the Series B Directors. The Stockholders' Agreement does not contain any agreement among the parties with respect to how such parties will vote upon supermajority vote matters or unanimous vote matters. Therefore, although AT&T may have the ability to exercise control over the Board with respect to the management of @Home, AT&T

     Except as set forth in this Schedule 13D, to the knowledge of AT&T, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 or listed on Schedule I hereto, and between such persons and any person with respect to any securities of @Home, including but not limited to, transfer or voting of any of the securities of @Home, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contigency the occurrence of which would give another person voting power over the securities of @Home.


                                    12 of 19
will not have the ability to exercise such control with respect to certain significant corporate transactions.

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS.

     1. Agreement and Plan of Restructuring and Merger, dated as of June 23, 1998, among AT&T Corp., Italy Merger Corp. and Tele-Communications, Inc. (incorporated by reference to Appendix A to the AT&T/TCI Proxy Statement/Prospectus that forms a part of the Registration Statement on Form S-4 of AT&T (File No. 333-70279) filed on January 8, 1999 (the "AT&T Registration Statement")).

     2. AT&T/TCI Proxy Statement/Prospectus (incorporated by reference to the AT&T Registration Statement).

     3. Agreement and Plan of Reorganization, dated as of January 19, 1999, among At Home Corporation, Excite, Inc. and Countdown Acquisition Corp. (incorporated by reference to Exhibit 2.01 to the Current Report on Form 8-K filed by At Home Corporation (File No. 000-22697) on February 19, 1999).

     4. Voting Agreement, dated as of January 19, 1999, among At Home Corporation, Excite, Inc. and TCI Internet Holdings, Inc. (incorporated by reference to Exhibit 10.7 to Amendment No. 1 to the Statement on Schedule 13D of Tele-Communications, Inc. (File No. 005-51925) filed on January 25, 1999).

     5. Letter Agreement, dated January 17, 1999, between Tele-Communications, Inc. and AT&T Corp. (incorporated by reference to Exhibit 10.8 to Amendment No. 1 to the Statement on Schedule 13D of
          Tele-Communications, Inc. (File No. 005-51925) filed on January 25,
          1999).

     6. Letter Agreement and Term Sheet, dated October 2, 1997 among At Home Corporation, Cablevision Systems Corporation, Comcast Corporation, Cox Communications, Inc., Kleiner, Perkins, Caufield & Byers and Tele-Communications, Inc., as amended October 10, 1997 (incorporated by reference to Exhibit 10.01 to the Current Report on Form 8-K filed by At Home Corporation (File No. 000-22697) on October 22, 1997 (the "8-K").

     7. The Exercisable Warrant (as defined in item 6 of this 13D) (incorporated by reference to Exhibit 10.03 to the 8-K).

     8. The Contingent Warrant (as defined in item 6 of this 13D) (incorporated by reference to Exhibit 10.04 to the 8-K).

     9. Warrant Purchase Agreement, dated October 10, 1997, between At Home Corporation and Cablevision Systems Corporation (incorporated by reference to Exhibit 10.02 of the 8-K).

     10. Second Amended and Restated Stockholders' Agreement, dated July 16, 1997 (incorporated by reference to Exhibit 4.04 of the Registration Statement on Form S-1 of At Home Corporation (File No. 333-27323)).

     11. Fourth Amended and Restated Certificate of Incorporation of At Home Corporation (incorporated by reference to Exhibit 3.06 of the Registration Statement on Form S-1 of At Home Corporation (File No. 333-27323)).

                                    13 of 19

     12. Voting Agreement, dated April 11, 1997, among At Home Corporation, TCI Internet Holdings, Inc., Comcast PC Investments, Inc., Cox Teleport Providence, Inc., Rogers Cablesystems Limited and Shaw Cablesystems Ltd. (incorporated by reference to Exhibit 9.01 of the Registration Statement on Form S-1 of At Home Corporation (File No. 333-27323)).



                                    14 of 19

                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

 Dated:  March 19, 1999

                                   AT&T CORP.

                                    By: /s/ Robert S. Feit
                                       ----------------------------------------
                                    Name:   Robert S. Feit
                                    Title:  Authorized Signatory

                                    15 of 19

                                   SCHEDULE I
                                   ----------

            The name and present principal occupation of each director and executive officer of AT&T Corp. are set forth below. The business address for each person listed below is c/o AT&T Corp., 295 North Maple Avenue, Basking Ridge, New Jersey 07920. All executive officers and directors listed on this
Schedule I are United States citizens.

Name                    Title
----                    -----

C. Michael Armstrong    Chairman of the Board and Chief Executive Officer and
                        Director

Kenneth T. Derr         Director; Chief Executive Officer of Chevron Corporation

M. Kathryn Eickhoff     Director; President of Eickhoff Economics, Inc.

Walter Y. Elisha        Director; Chairman and Chief Executive Officer of
                        Springs Industries, Inc.

George M. C. Fisher     Director; Chairman and Chief Executive Officer of
                        Eastman Kodak Company

Donald V. Fites         Director; Chairman and Chief Executive Officer of
                        Caterpillar, Inc.

Ralph S. Larsen         Director; Chairman and Chief Executive Officer of
                        Johnson & Johnson

John C. Malone          Director; Chairman of the Board, Tele-Communications,
                        Inc. and Liberty Media Corporation

Donald F. McHenry       Director; President of IRC Group

Michael I. Sovern       Director; President Emeritus and Chancellor Kent
                        Professor of Law at Columbia University

Sanford I. Weill        Director; Chairman and Co-CEO Citigroup Inc.

Thomas H. Wyman         Director; Senior Advisor of SBC Warburg, Inc.

John D. Zeglis          President and Director

Harold W. Burlingame    Executive Vice President, Merger & Joint Venture
                        Integration

James Cicconi           Executive Vice President-Law & Governmental Affairs and
                        General Counsel

Mirian Graddick         Executive Vice President, Human Resources

Daniel R. Hesse         Executive Vice President and President & CEO, AT&T
                        Wireless Services

Leo J. Hindrey, Jr.     President and Chief Executive Officer, AT&T Broadband
                        and


                                    16 of 19

                        Internet Services

Frank Ianna             Executive Vice President and President, AT&T Network
                        Services

Michael G. Keith        Executive Vice President and President, AT&T Business
                        Services

H. Eugene Lockhart      Executive Vice President, Chief Marketing Officer

Richard J. Martin       Executive Vice President, Public Relations and Employee
                        Communication

David C. Nagel          President, AT&T Labs & Chief Technology Officer

John C. Petrillo        Executive Vice President, Corporate Strategy and
                        Business Development

Richard Roscitt         Executive Vice President and President & CEO, AT&T
                        Solutions

D.H. Schulman           Executive Vice President and President, AT&T Consumer
                        Long Distance and Segment Marketing

Daniel E. Somers        Senior Executive Vice President and Chief Financial
                        Officer

                                    17 of 19

                                INDEX OF EXHIBITS
                                -----------------

     1. Agreement and Plan of Restructuring and Merger, dated as of June 23, 1998, among AT&T Corp., Italy Merger Corp. and Tele-Communications, Inc. (incorporated by reference to Appendix A to the AT&T/TCI Proxy Statement/Prospectus that forms a part of the Registration Statement on Form S-4 of AT&T (File No. 333-70279) filed on January 8, 1999 (the "AT&T Registration Statement")).

     2. AT&T/TCI Proxy Statement/Prospectus (incorporated by reference to the AT&T Registration Statement).

     3. Agreement and Plan of Reorganization, dated as of January 19, 1999, among At Home Corporation, Excite, Inc. and Countdown Acquisition Corp. (incorporated by reference to Exhibit 2.01 to the Current Report on Form 8-K filed by At Home Corporation (File No. 000-22697) on February 19, 1999).

     4. Voting Agreement, dated as of January 19, 1999, among At Home Corporation, Excite, Inc. and TCI Internet Holdings, Inc. (incorporated by reference to Exhibit 10.7 to Amendment No. 1 to the Statement on Schedule 13D of Tele-Communications, Inc. (File No. 005-51925) filed on January 25, 1999).

     5. Letter Agreement, dated January 17, 1999, between Tele-Communications, Inc. and AT&T Corp. (incorporated by reference to Exhibit 10.8 to Amendment No. 1 to the Statement on Schedule 13D of
          Tele-Communications, Inc. (File No. 005-51925) filed on January 25,
          1999).

     6. Letter Agreement and Term Sheet, dated October 2, 1997 among At Home Corporation, Cablevision Systems Corporation, Comcast Corporation, Cox Communications, Inc., Kleiner, Perkins, Caufield & Byers and Tele-Communications, Inc., as amended October 10, 1997 (incorporated by reference to Exhibit 10.01 to the Current Report on Form 8-K filed by At Home Corporation (File No. 000-22697) on October 22, 1997 (the "8-K").

     7. The Exercisable Warrant (as defined in item 6 of this 13D) (incorporated by reference to Exhibit 10.03 to the 8-K).

     8. The Contingent Warrant (as defined in item 6 of this 13D) (incorporated by reference to Exhibit 10.04 to the 8-K).

     9. Warrant Purchase Agreement, dated October 10, 1997, between At Home Corporation and Cablevision Systems Corporation (incorporated by reference to Exhibit 10.02 of the 8-K).

     10. Second Amended and Restated Stockholders' Agreement, dated July 16, 1997 (incorporated by reference to Exhibit 4.04 of the Registration Statement on Form S-1 of At Home Corporation (File No. 333-27323)).

     11. Fourth Amended and Restated Certificate of Incorporation of At Home Corporation (incorporated by reference to Exhibit 3.06 of the Registration Statement on Form S-1 of At Home Corporation (File No. 333-27323)).

     12. Voting Agreement, dated April 11, 1997, among At Home Corporation, TCI Internet Holdings, Inc., Comcast PC Investments, Inc., Cox Teleport Providence, Inc., Rogers


                                    18 of 19

          Cablesystems Limited and Shaw Cablesystems
          Ltd. (incorporated by reference to Exhibit 9.01 of the Registration Statement on Form S-1 of At Home Corporation (File No. 333-27323)).



                                    19 of 19